May 4, 2009

Mr. H. Roger Schwall
Assistant Director
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re: Patriot Coal Corporation
Amendment No. 1 to Registration Statement on Form S-3
File No. 333-157645
Filed April 17, 2009

Dear Mr. H. Roger Schwall:

On behalf of Patriot Coal Corporation (the “Company”), we are writing to respond to the comments set forth in the letter of the staff of the U.S. Securities and Exchange Commission (the “Staff”) dated May 1, 2009, related to the above-referenced Amendment No. 1 to Registration Statement (the “Amendment No. 1”).  In response to the comments in the Staff’s letter, the Company has amended the Registration Statement (as amended by Amended No. 1, the “Registration Statement”) and the Company is filing via EDGAR Amendment No. 2 to the Registration Statement (“Amendment No. 2”) together with this response letter.

We have reproduced below in italics the Staff’s comments in the order in which they were set out in your letter, numbered correspondingly, and have provided the Company’s response immediately below each comment. Page references in the Company’s responses are to Amendment No. 2.

Risk Factors, page 5

1.
We note your response to prior comment 2.  The revised disclosure still does not meet the standards for incorporation by reference set forth in Rule 411.  Note that Rule 411(a) indicates in part that, other than in the limited circumstances listed, “information shall not be incorporated by reference in a prospectus.”  Note also that Rule 411(d) sets forth precise requirements for the manner in which material is incorporated by reference.  Include in this section all known, applicable risk factors, or ensure that as revised it fully complies with Rule 411.  If appropriate, you may disclose that the prospectus supplement(s) may include additional risk factors.

Response: In response to the Staff’s comment, the Company has revised the Registration Statement to include in this section all known, applicable risk factors.  Please see page 5.

Description of Units, page 15

2.
Your response to prior comment 3 suggests that there could be circumstances in which you are not “acting as an issuer, underwriter or dealer with respect to the offer or sale of the Underlying Securities.”  Please explain further how you believe that could occur with regard to sales pursuant to this registration statement.  Also revise the prospectus to state explicitly what you suggest in the last sentence of your response, namely that you will at all times comply with the registration requirements of the Securities Act in all sales of third-party securities.

Response: In response to the Staff’s comment, the Company has revised the Registration Statement such that the Company will not issue warrants, purchase contracts or units composed of third party securities.  Please see page 28.

Opinion of Counsel, Exhibit 5.1

3.	We reissue prior comment 7 insofar as it is not apparent from the opinion that the underlying securities may include securities issued by third parties.

Response: In response to the Staff’s comment, the Company has revised the Registration Statement such that the underlying securities may not include securities issued by third parties.  Please see page 28.

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If you have any questions or require any additional information with respect to the above, please do not hesitate to contact me at (212) 450-4131 or my colleague Michael Segall at (212) 450-4660.

Sincerely,

/s/ SARAH E. BESHAR
Sarah E. Beshar, Esq.

cc: Timothy Levenberg
      (212) 551-3707

cc: Douglas Brown
      (212) 551-3265

cc: Richard M. Whiting, Patriot Coal Corporation